Exhibit 99.1

Fanhua’s Life Insurance Operation Completes Relocation of Its Headoffice

GUANGZHOU, China, November 5, 2018 (GLOBE NEWSWIRE) - Fanhua Inc. (“Fanhua” or “the Company”) (Nasdaq: FANH), a leading independent financial services provider in China, today announced that Fanhua Lianxin Insurance Sales Co., Ltd., a wholly-owned subsidiary of the Company, which serves as the holding company of its life insurance operation, has completed the relocation and registration of its headoffice from Beijing to Tianfu New Area of Sichuan Province, which is the 11th state-level new area in China.

The Company expects the relocation to positively impact its financial results in the following ways:

i)	On November 2, 2018, the Company received a one-time reward of RMB8 million from the local government of Tianfu New Area, which is expected to be recognized in the Company’s financial statements for the fourth quarter of 2018;

ii)	Fanhua Lianxin will be eligible to benefit from certain supportive policies provided by the local government on taxation and financial incentives in accordance with its contribution to the local economy, which is expected to be reflected in the Company’s financial statements starting from the fourth quarter of 2018;

iii)	Fanhua Lianxin has resumed collection of headquarters-to-headquarters commissions receivable from the Company’s life insurance company partners which had been temporarily suspended since February 2018 due to the relocation. As of September 30, 2018, a total of RMB374.0 million headquarters-to-headquarters commissions receivable has been collected. As a result, the Company’s operating net cash inflow had increased significantly in the third quarter of 2018 and is expected to resume to normal level in the future.

About Fanhua Inc.

Fanhua Inc. is a leading independent online-to-offline financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals and businesses, including property and casualty and life insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance. Our online platforms include (1) Baoxian.com, an online entry portal for comparing and purchasing health, accident, travel and homeowner insurance products; (2) CNpad, a mobile sales support application; (3) eHuzhu (www.ehuzhu.com), an online mutual aid platform and (4) Lan Zhanggui, an all-in-one platform which allows our agents to access and purchase a wide variety of insurance products, including life insurance, auto insurance, accident insurance, travel insurance and standard health insurance products from multiple insurance companies on their mobile devices.

As of June 30, 2018, our distribution and service network consisted of 712 sales and service outlets covering 31 provinces.

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Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, Fanhua’s ability to attract and retain key personnel and productive agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

CONTACT: Oasis Qiu

Investor Relations Manager

Tel: (8620) 83883191

Email: qiusr@fanhuaholdings.com

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